
05007280

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

8th April 2005

SUPPL


RECEIVED
APR 11 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. TNS Asia Holdings – registered no. 05383612 – Form 225 Change of accounting reference date.
2. TNS Kappa Limited – registered no. 05400141 – Form 225 Change of accounting reference date.
3. TNS lota Limited – registered no. 05345618 – Form 225 Change of accounting reference date.
4. Taylor Nelson Sofres plc – RNS Announcement – Director shareholding – 07/04/05.
5. Taylor Nelson Sofres plc – RNS Announcement – Director shareholding – 08/04/05.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Enc.

4/18

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050408 - (Securities & Exchange Commission)(Form 225 x 3)(Director shareholding x 2).doc



W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

7 April 2005

Dear Sir/Madam

TNS Asia Holdings registered no. 05383612
TNS Kappa Limited registered no. 05400141
TNS Iota Limited registered no. 05345618

Please find enclosed completed and signed forms 225 to change the accounting reference date for the above-named company together

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in the other enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

x:\users\companysecretarial 050101\companies house\050407_forms 225s.doc


Companies House
for the record

225

Change of accounting reference date

Please complete in typescript, or in bold black capitals
CHWP000

Company Number	5345618
Company Name in Full	TNS Iota Limited

The accounting reference period ending

Day	Month	Year
3 1	0 1	2 0 0 6

is **shortened** ☑ **extended** ☐ so as to end on

please tick appropriate box

Day	Month	Year
3 1	1 2	2 0 0 5

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying.

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You **may not** change a period for which the accounts are already overdue.

b. You **may not** extend a period beyond 18 months unless the company is subject to an administration order.

c. You **may not** extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or
4. the form is being submitted by an oversea company.

Signed [signature] **Date** 6/4/05

† a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver and manager / receiver (Scotland) / person authorised on behalf of an oversea company~~

† Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westagate, London, W5 1UA
Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh or LP - 4 Edinburgh 2**
for companies registered in Scotland



Companies House

— for the record —

225

Change of accounting reference date

Please complete in typescript, or in bold black capitals

CHWP000

Company Number 05383612

Company Name in Full TNS Asia Holdings Limited

	Day	Month	Year
The accounting reference period ending	3 1	0 3	2 0 0 6
is **shortened** ☑ **extended** ☐ (please tick appropriate box) so as to end on	3 1	1 2	2 0 0 5

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying. ☐

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You **may not** change a period for which the accounts are already overdue.

b. You **may not** extend a period beyond 18 months unless the company is subject to an administration order.

c. You **may not** extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or
4. the form is being submitted by an oversea company.

Signed [signature] **Date** 6/4/05

† ~~a director~~ / secretary / ~~administrator / administrative receiver / receiver and manager / receiver (Scotland) / person authorised on behalf of an oversea company~~

† Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sofia Bernsand, Taylor Nelson Sofres plc

TNS House, Westagate, London, W5 1UA

Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**


Companies House
for the record

225

Change of accounting reference date

Please complete in typescript, or in bold black capitals
CHWP000

Company Number 5400141

Company Name in Full TNS Kappa Limited

The accounting reference period ending

Day	Month	Year
3 1	0 3	2 0 0 6

is **shortened** ☑ so as to end on
extended ☐
please tick appropriate box

Day	Month	Year
3 1	1 2	2 0 0 5

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying.

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You **may not** change a period for which the accounts are already overdue.

b. You **may not** extend a period beyond 18 months unless the company is subject to an administration order.

c. You **may not** extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or
4. the form is being submitted by an oversea company.

Signed [signature] **Date** 6/4/05

† Please delete as appropriate

† a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver and manager / receiver (Scotland) / person authorised on behalf of an oversea company~~

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westagate, London, W5 1UA
Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

10/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Taylor Nelson Sofres RNS Announcement Status List


New RNS
Announcement

New RNS
Reach
Announcement

Templates

Change
Password
Refresh

Log Off

RNS | Copyback 1 | Unsubmitted 1 | Submitted 1 | RNS Reach | Copyback 1 | Unsubmitted 1 | Submitted

RNS Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

Back to top of p

RNS Reach Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

Back to top of p

Unsubmitted RNS

Company	Headline	Embargo	Last Update	Add Dist	Replaces	Actions
None						

Back to top of p

RNS

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
7993K	Taylor Nelson Sofres PLC	Director Shareholding		Released	17:18 7 Apr 05			Replace
6677K	Taylor Nelson Sofres PLC	Director Shareholding		Released	17:19 5 Apr 05			Replace
3548K	Taylor Nelson Sofres PLC	Annual Report and Accounts		Released	16:11 30 Mar 05			Replace
2289K	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	17:01 24 Mar 05			Replace

Back to top of p

Unsubmitted RNS Reach

Company	Headline	Embargo	Last Update	Add Dist	Replaces	Actions
None						

Back to top of p

RNS Reach

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

Back to top of p

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replac
Taylor Nelson Sofres PLC	Director Shareholding		17:18 7 Apr 05		

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		**2.** Name of director ANDREW KENNETH BOLAND	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest		**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) ANDREW KENNETH BOLAND	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)		**6.** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary PURCHASE OF SHARES	
7. Number of shares/amount of stock acquired 10,000	**8.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 0.002%	**9.** Number of shares/amount of stock disposed N/A	**10.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A
11. Class of security ORDINARY SHARES 5 PENCE EACH	**12.** Price per share 230 PENCE	**13.** Date of transaction 7 APRIL 2005	**14.** Date company informed 7 APRIL 2005
15. Total holding following this notification 10,000		**16.** Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) 0.002%	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	**18.** Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	**20.** Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification

23. Any additional information	24. Name of contact and telephone number for queries IAN PORTAL 0208 967 2196

25. Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY Date of notification 7 APRIL 2005

View Announcement

status list 

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replac
Taylor Nelson Sofres PLC	Director Shareholding		10:12 8 Apr 05		

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		**2.** Name of director MIKE KIRKHAM	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest		**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) MIKE KIRKHAM	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)		**6.** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary	
7. Number of shares/amount of stock acquired	**8.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	**9.** Number of shares/amount of stock disposed	**10.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)
11. Class of security	**12.** Price per share	**13.** Date of transaction	**14.** Date company informed
15. Total holding following this notification		**16.** Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 7 APRIL 2005	**18.** Period during which or date on which exercisable 7 APRIL 2008

19.	Total amount paid (if any) for grant of the option NIL	**20.**	Description of shares or debentures involved: class, number 43,263 ORDINARY SHARES, 5 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise £1 (IN AGGREGATE) NOT PER SHARE	**22.**	Total number of shares or debentures over which options held following this notification 845,784

23.	Any additional information GRANT OF AWARD SHARES UNDER THE TAYLOR NELSON SOFRES EQUITY PARTICIPATION PLAN	**24.**	Name of contact and telephone number for queries IAN PORTAL 0208 967 2196

25.	Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY

Date of notification 8 APRIL 2005

This page is left intentionally blank

END

status list

Taylor Nelson Sofres RNS Announcement Status List

New RNS Announcement 
New RNS Reach Announcement 
Templates 
Change Password 
Refresh 
Log Off 

RNS | Copyback 1 | Unsubmitted 1 | Submitted 1 | RNS Reach | Copyback 1 | Unsubmitted 1 | Submitted

RNS Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

Back to top of p

RNS Reach Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

Back to top of p

Unsubmitted RNS

Company	Headline	Embargo	Last Update	Add Dist	Replaces	Actions
None						

Back to top of p

RNS

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
8131K	Taylor Nelson Sofres PLC	Director Shareholding		Released	10:12 8 Apr 05			Replace
7993K	Taylor Nelson Sofres PLC	Director Shareholding		Released	17:18 7 Apr 05			Replace
6677K	Taylor Nelson Sofres PLC	Director Shareholding		Released	17:19 5 Apr 05			Replace
3548K	Taylor Nelson Sofres PLC	Annual Report and Accounts		Released	16:11 30 Mar 05			Replace
2289K	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	17:01 24 Mar 05			Replace

Back to top of p

Unsubmitted RNS Reach

Company	Headline	Embargo	Last Update	Add Dist	Replaces	Actions
None						

Back to top of p

RNS Reach

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

Back to top of p